UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

October 27, 2005
Toronto, Ontario

PRESS RELEASE

UNITED REEF RELEASES SUMMARY REPORT ON THE 2005 SUMMER FIELD PROGRAM ON THE NICKEL OFFSETS PROPERTY, FOY TOWNSHIP, ONTARIO

United Reef Limited (URP-TSXV, URPL-CNQ) ("United Reef") announced today that it has received a report prepared by A.C.A. Howe International Limited ("Howe") which provides a summary of the 2005 summer field program on the Nickel Offsets Property, Foy Township, Ontario. The field program included a 9-hole, 1,800-metre diamond drilling program and a surface and sub-surface tailings sampling program. The report is titled *"Summary Report on the Summer Field Program, Nickel Offsets Property, Foy Township, Ontario, Canada"* (the "Report").

United Reef's wholly-owned Nickel Offsets Property, located 40 km northwest of Sudbury, consists of 12 patented and 5 unpatented contiguous claims which cover a total of 884 acres (the "Property"). The Property straddles a 2.5 km strike-length of the Foy Offset Dike and includes the past producing Nickel Offsets (Ross) Mine. In August 2004 United Reef and International CHS Resource Corporation (ICJ.H-TSXV) ("CHS") signed an option agreement whereby CHS may acquire a 50% working interest in the Property through staged exploration expenditures, cash payments and issuance of CHS common shares to United Reef (see press release dated August 3, 2004). The exploration expenditures for the 2005 summer field program were part of CHS's first year obligations of $350,000 for the earn-in under the option agreement.

The following information has been summarized from the Report. The full text of the Report can be viewed on the SEDAR website at www.sedar.com or on the CNQ website at www.cnq.ca.

Summary of Report

Between April and June 2005, United Reef and CHS completed work programs designed to determine the lateral and the up and down-dip extents of known massive sulphide lenses as well as investigate the presence of additional sulphide mineralization within parts of the Property situated along the Foy Offset Dike at the north rim of the Sudbury Irruptive. To this end, the 2005 summer field program (the "Summer Program") evaluated, by diamond drilling, three out of the 23 chargeability induced polarization ("IP") anomalies identified by the 2003-04 field programs for sulphide mineralization. Several un-mined areas within the known mine workings (remnant pillar material between known open stopes) and parts of the Foy Offset Dike down-dip of the old mine workings were also drilled for sulphide mineralization.

The Summer Program also began the testing of the Property's mine tailings for the presence of PGE's that may have been left behind by the earlier mining operations that were focused primarily on extracting nickel and copper. Initial reconnaissance surface sampling of the tailings was followed by auger drill sampling of the entire vertical tailing's profile and intended as an orientation program in preparation for more extensive evaluation of the tailings as a significant source of PGEs.

In total, the Summer Program produced: 21 rock "grab" samples; 73 tailing samples, including 28 surface and near-surface samples and 45 samples from 9 tailings auger drill holes; and 9 completed diamond drill holes as well as 3 abandoned drill holes from which a total of 242 core samples were taken.

The 2005 diamond drilling program was unsuccessful in locating significant copper-nickel-PGE mineralization. The best intercepts were 10,230 ppm (approx. 1%) Ni+Cu over 3.1 ft and 4,250 ppm (approx. 0.4%) Ni+Cu over 3.1 ft, both in drillhole NO-05-05. The other three drillholes (NO-05-03, -04 and -07A) which intercepted the Foy Offset Dike within and in the vicinity of Lenses 2, 3 and 4, around and west of the No. 1 shaft, did not intersect significant mineralization, despite reported remnant copper-nickel mineralization in underground workings and significant intercepts in previous drillholes. East of No. 1 shaft, drillhole NO-05-08 intercepted a 1.8-ft interval containing 2,750 ppm (approx. 0.3%) Ni+Cu and 431 ppb (0.4 g/t) Pt+Pd above reported mineralization in underground workings.

In the three drillholes (NO-05-01, -02 and -06) that reached the depths of target IP anomalies, the amount of disseminated sulphide mineralization is very weak, and may or may not account for the anomalies. Howe observed that there are not significant IP anomalies above some mineralized pre-2005 drillhole intercepts, or over areas of old mine workings where some sulphide mineralization – low grade by the mine operator's standards – could be expected to remain. Other geophysical techniques could be more appropriate to detect dike sulphide mineralization, particularly at depth. The 1990 Inco diamond drilling program included UTEM geophysical surveys of each drillhole; no significant conductors were reported, but Howe recommends that these data be reviewed prior to contemplating further work. The IP data should also be reviewed in light of the 2005 drilling results, and presently-delineated IP targets east of the No. 1 shaft should only be drilled following a re-evaluation of all existing geophysical information.

In the tailings, with the probable effects of surface leaching taken into account, the content of PGEs roughly correlates with the tenor of nickel and copper. PGEs therefore appear to be associated with sulphide mineralization on the Property. Despite sampling of all favourable units (inclusion-bearing and inclusion-free Foy Offset Dike, Sudbury Breccia), there is no evidence to date of low-sulphide PGE mineralization on the Property.

There are several broad areas of the Foy Offset Dike within the Property that have not been explored by drilling. They are: west of 14+00W below 500 ft from surface; the area between the underground workings of the No.1 and No. 2 shafts; and below both sets of mine workings. Many of these target areas are at vertical depths in excess of 1,000 ft to 1,500 ft (300 m to 450 m). It is noteworthy that several of the Inco deep drillholes (85550, 85551 and 85552) deviated strongly to the west; they may have been intended to intercept down dip extensions of Lenses 2 and 3. At the present time, however, Howe recommends a complete re-assessment of available geophysical results prior to any further diamond drilling.

Extension of CHS Option

As result of the recent finalization of the Report, United Reef has granted CHS a ninety-day extension, until January 31, 2006, in order to review the results of the Summer Program and elect to maintain their option to earn a working interest in the Property. The extension will defer CHS's obligation to make

certain payments to United Reef and for CHS to elect to fund a further exploration program on the Property.

Gary Nassif, M.Sc., P.Geo., United Reef's Exploration Manager, is the designated Qualified Person responsible for the verification and quality assurance of the Company's exploration data and analytical results.

For further information about United Reef, please visit our website at www.unitedreef.com or contact Michael Coulter, President or Gary Nassif, Exploration Manager at 416-368-3332 or email: info@unitedreef.com.

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